TERMS AGREEMENT NO. 538-01-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

BRL50,000,000

9.25 per cent. Notes due 30 April 2013 payable in United States dollars

(to be consolidated and form a single series with the BRL225,000,000 9.25 per cent. Notes due 30 April 2013 payable in Unites States dollars issued on 30 April 2010)

7 May 2010

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention:  Assistant Treasurer, Funding Division

The undersigned manager The Toronto-Dominion Bank (the “Manager”) agrees to purchase from the Asian Development Bank (“ADB”) its BRL50,000,000 9.25 per cent. Notes due 30 April 2013 payable in United States dollars (the “Notes”)  (to be consolidated and form a single series with the BRL225,000,000 9.25 per cent. Notes due 30 April 2013 payable in United States dollars issued on 30 April 2010) described in the pricing supplement dated as of the date hereof relating thereto (the “Pricing Supplement”) and the related Prospectus dated 20 July 2005 (the “Prospectus”) at 10:00 a.m., London time, on 11 May 2010 (the “Settlement Date”) at an aggregate purchase price of U.S.$28,421,952.29 on the terms set forth herein and in the Standard Provisions dated as of  17 May 2004 (the “Standard Provisions”) relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference, except that all references therein to the Prospectus shall be deemed to refer to the Prospectus referred to herein.  In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Manager that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB’s representations and warranties contained herein and in the Standard Provisions and to ADB’s performance and observance of all applicable covenants and agreements contained herein and therein.  The obligation of the Manager to purchase Notes hereunder is further subject to the receipt by the Manager of the document specified in Section 6(b)(ii) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The Manager hereby waives its right to receive each of the documents described in paragraphs (i) and (iii) through (v) of Section 6(b) of the Standard Provisions.

1.
ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows:  the issue price of 99.3225 per cent. of the principal amount plus 11 days accrued interest (BRL139,383.56) less a management and underwriting fee of 0.1875 per cent. of the principal amount and a selling concession of 1.1875 per cent. of the principal amount, translated into U.S. dollars at the BRL/U.S.$ exchange rate of 1.728.   For the avoidance of doubt, the Manager's purchase price after the above adjustments and translation into U.S. dollars shall be U.S.$28,421,952.29.

2.
Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date.  Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for transfer in immediately available funds to an account designated by ADB.  Delivery of the Notes shall be made to Citibank, N.A., as common depositary for Euroclear and Clearstream, Luxembourg, for the account of the Manager.

3.
ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The Manager acknowledges having requested and received, or waived its receipt of, copies of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto;

4.
In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.
The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.
The Manager represents, warrants and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

7.
The Manager represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil.  The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Commissão de Valores Mobiliários).

8.	For purposes hereof, the notice details of ADB and the Manager are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention:     Funding Division, Treasury Department
Telephone:   +632 632-4713
Facsimile:      +632 632-4120 or 636-2625

For the Manager:

The Toronto-Dominion Bank
Triton Court, 14-18 Finsbury Square
London EC2A 1DB
United Kingdom

Attention:  Head of Syndication and Origination
Telephone: +44 207 628 2262
Facsimile:  +44 207 628 1054

9.           All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK

By: /s/ Alf Costanzo
Name: Alf Costanzo
Title: Managing Director, Origination & Syndication

CONFIRMED AND ACCEPTED,
as of the date first written above:

ASIAN DEVELOPMENT BANK

By:         /s/KAZUKI FUKUNAGA
Name: KAZUKI FUKUNAGA
Title:  Assistant Treasurer